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                                                                  EXHIBIT 17(i)

March 5, 1997



The Board of Directors
Intelect Communications Systems Limited
Reid House
31 Church Street
Hamilton HM 11

Dear Sirs,

                       RE: ST. JAMES CAPITAL CORPORATION
                US $15,000,000 CREDIT FACILITY (THE "FACILITY")

        This letter is addressed to you, the members of the Board of Directors of Intelect Communications Systems Limited ("ICSL"), and documents my grave reservations regarding ICSL's entry into the Facility captioned above as well as my strong disagreement with ICSL's policies and practices, particularly as they relate to the improper actions of Mr. Herman Frietsch and the seeming condonation of these actions by members of the Board of Directors other than Jeremy Posner and myself.

        My comments in this letter repeat arguments against the Facility which I have made to you on several occasions, culminating in the Board meeting which I called for 28th February, 1997. I called the February 28th meeting to give the Board a final opportunity to reconsider entry into the Facility, and to receive my detailed objections.

        This letter also conveys my resignation as a Director of ICSL. Because of my complete objection to the Facility, and the course on which ICSL has been set by a majority of its Board members, it is impossible for me to continue as a Director of this Company.

        As a Director and Officer of ICSL, I regard it as essential that I now record my reservations over the manner in which ICSL has been brought to acceptance of the Facility. This letter will also place on the record my analysis of the Facility's provisions PER SE, with a view to documenting my objections to it and my disagreement as to the policies and practices relating to the acceptance of the Facility.

        Attached to this letter are the following exhibits (the "Exhibits"):

        o       Letter dated February 25, 1997 to the Board of Directors Re:
                St. James Capital Corporation - US $ 15,000,000 Credit Facility (the "Facility").

        o       Memorandum to the Board of Directors dated March 5, 1997 - Re:
                Board Process.

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        The 'baseline' for understanding ICSL's financial requirements, and for analyzing what the Facility offers in respect of these needs, is the Business Plan 1997 ("Plan"). this Plan was approved by the ICSL Board of Directors on February 4, 1997.

        As the first Exhibit indicates, Mr. Herman Frietsch, a Director and ICSL's Chairman of the Board, was in possession of the Plan by January 17, 1997. no comments were received from Mr. Frietsch regarding his review of the Plan prior to the Board meeting on February 4, 1997, nor indeed were any questions raised by him at that meeting.

        The Plan clearly indicates that ICSL's capital requirement was forecast to be as high as $20 million. the greater part of the capital requirement would fall in the first two quarters of 1997. this was clearly evidenced by:

        a) The forecast of operating losses in the first two quarters of $11 million.

        b) the rapid run up of revenues in the first two quarters created a need for additional capital to support inventory and accounts receivable builds.

        The critical issue is that the Plan as presented was based upon on the assumption that ICSL required, and would have, a solid capital base. However, the facility is not capital. ICSL will accordingly reach a point where it cannot repay the loan which the Facility incorporates without the injection of further capital. the Facility thus creates fiscal uncertainty - in that ICSL's own projections acknowledge a requirement for fresh capital by mid-year with no basis for determining the source of that capital.

        The fact that the Facility is an exclusive one further reduces ICSL's options. Assuming that it cannot acquire funding via a public offering of its securities (see arguments against this indicated in the Exhibits), ICSL will be placed in the position where its negotiating ability with the lender for the Facility is entirely compromised.

        The second Exhibit to this letter presents a chronology of events and, in particular, describes certain actions of Mr. Frietsch following his receipt of the Plan.

         The financing proposals presented to the Board on February 4 showed that, of the three mentioned options (i.e. $10 million of convertible le debentures, a $10 million term loan and the $10 million equity investment by the H.W. Finance Group and $10 million equity placement by the Dawson-Samberg Group), the Board selected two for further examination (namely, H.W. Finance Group option and Dawson-Samberg), as offering viable financing in line with requirements indicated in the Plan.

        Negotiation of both these options were defeated, due to the release of letters by Mr. Frietsch to the representatives of the financing parties. these letters were sent without reference to the Board or the Executive Committee and had the effect of destroying completely any confidence the financing parties' representatives had in my authority to negotiate on ICSL's behalf, as it presented them with evidence of divided management. Not unreasonably, the financing parties changed their negotiating position - H.W. Partners to include a condition




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requiring unanimous vote of ICSL Board and Dawson-Samberg to include a condition that they be satisfied with the composition of senior management and the Board on closing. This condition was the direct and predictable result of Mr. Frietsch's unilateral and unauthorized communications. These communications were, in my opinion, calculated by Mr. Frietsch to enable him to advance his alternative financing proposal, in the form of the Facility.

        That Mr. Frietsch did indeed calculate the foregoing as the intended result of his communications is made clear by his statement to me and Wendell Hollis (then also an ICSL Director) that he had avoided the Executive Committee meeting called for Wednesday, February 12, 1997 because he knew that he would be outvoted. Immediately thereafter, the proposals introducing the Facility were advanced by Mr. Frietsch.

        Together with my fellow Director Jeremy Posner, I began an analysis of the Facility during the period February 15-17, 1997 and prepared a response in the form of the proposal addressed to the Board (Exhibit IV) on February 18. This proposal was intended to achieve a workable solution involving co-operation between funding parties which would cure deadlock between the Board membership and permit ICSL to achieve its funding requirements for short and long term needs, under the conditions mandated by the Plan.

CRITICISM

        In my opinion:

        1. The Chairman, Herman Frietsch, has failed in his duty of care to ICSL to allow proper consideration of available financing proposals, and in addition has effectively nullified or eliminated alternatives to the Facility by his improper intervention in the negotiation of alternative financing prospects.

        2. Similarly, the Board of Directors (other than Jeremy Posner and myself) has failed in its duty of care to ICSL in regard to taking steps to address Mr. Frietsch unilateral and improper activities with respect to a matter of grave importance to ICSL's shareholders.

        3. Facility itself is contrary to ICSL's interests (and indeed, all shareholders' interests) in that:

                a) ICSL's best projections are that the Facility will be drawn to its maximum of $10-11 million in the June/July time frame depending on actual receivables, inventory and advance rates.

                b) The point at a) means that ICSL will be forced to raise additional capital within the mentioned time frame.

                c) The Facility calls for exclusivity for private financings to be done with St. James Capital. ICSL can only avoid this by way of public offering - for which a very narrow opportunity exists, namely, the period of May/June. If the public offering fails, ICSL will:





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                i.      be out of funds

                ii.     have pledged all its assets, and

                iii.    be forced to negotiate only with one financing source.

        I was President and Managing Director of ICSL from 1989 to December 1995 when my title was changed to President. During that period of time, all of ICSL's M&A activities and financing activities were handled by me alone with the exception of Intelect, Inc. which was handled by Director Jeremy Posner under my direction. The specific financing activities concluded in the period from 1989 to date include the following:

                o Public offering of 4,375,000 shares in Canada in October 1992 ($3,500,000).

                o       Acquisition of Lakefield Arms Limited ($2,000,000).

                o       Sale of Savage Corporation ($33,000,000).

                o       Purchase of Lakefield Debentures (CDN $300,000).

                o       Acquisition of DNA Enterprises, Inc. ($8,000,000).

                o Acquisition of Mosaic Information Technologies, Inc. ($13,000,000).

                o       Convertible Debentures (June 1996) ($5,000,000).

                o       Convertible Debentures (August 1996) ($10,000,000).

                o       Convertible Debentures (October 1996) ($10,000,000).

                o Negotiation of Dawson-Samberg and H.W. Finance proposals (presented to the Board in February) ($10,000,000 each).

        The foregoing list is put forward as evidence of my ability (and success) as the Executive Officer of ICSL responsible for management of its financing activities. Until his unauthorized intervention in these activities on February 12, 1997, Herman Frietsch had little or no involvement with any of ICSL's financing matters.

        I believe that it was correct and proper for me to consider it to be my duty and responsibility to negotiate ICSL's financing arrangements, and submit them for final approval by the Board. My appointment as CEO on February 4, 1997 should have had the result of extending my responsibility for ICSL's financing arrangements, as the Board specifically resolved in that meeting that Herman Frietsch should report to the Board on matters relating to the board but on ALL other matters he was to report to me.


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        The Board's Executive Committee was specifically directed by the Board to conclude the necessary financing, in line with the Plan requirements, on February 4, 1997. Herman Frietsch's calculated actions entirely frustrated this directive.

        By the aforementioned actions Herman Frietsch, ICSL has been placed in the position where its financial position is so precarious that the Facility now represents the Company's final opportunity to stave off collapse. However, the Facility will not alleviate ICSL's precarious financial position, for reasons indicated.

        In my view and belief, the Facility is not in the interest of ICSL in its present form. As a Director I disassociate myself from it, as a funding option. The Facility is being forced upon ICSL by Mr. Frietsch (and certain other ICSL Directors, namely Anton Liechtenstein and Phillip Sudan) over my repeated objections. I have repeatedly made clear to Mr. Frietsch that I regard the Facility as a unilateral and improper initiative. I consider that ICSL's entry into the Facility has been engineered by Mr. Frietsch, acting completely in excess of his executive authority as regards the Company's affairs.

        In recognition of the foregoing matters and events I called the emergency Board meeting of ICSL, which was held (as mentioned) on February 28th, 1997, in Dallas. At that meeting, resolutions 1 through 11 of the numbered resolutions contained in Exhibit X to this letter were proposed by Director Jeremy Posner, and seconded by me. With the exception of resolution 9 (on which Philip Sudan abstained), all resolutions were voted FOR by Jeremy Posner and I, and AGAINST by Directors Herman Frietsch, Anton Liechtenstein and Philip Sudan.

CONCLUSION

        My position, for the record, is that the Directors who elect to support ICSL's entry into the Facility do so at their peril and I wish via this letter to emphasize my disagreement with their judgment and with the policies and practices that were followed.

        In the circumstances, I am unable to continue as a Director of ICSL and accordingly tender my resignation as such Director by this letter, effective immediately.



Yours sincerely,



/s/ PETER G. LEIGHTON

Peter G. Leighton